                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the Fiscal Year Ended December 31, 1999



                         Commission File Number 1-13953





                       W. R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN





                                W. R. Grace & Co.
                                7500 Grace Drive
                            Columbia, Maryland 21044

                        Financial Statements and Exhibits
                        ---------------------------------

     (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent accountants, dated June 28, 2000.

     (b) Exhibits. The Consent of PricewaterhouseCoopers LLP is being filed as an exhibit to this Report.

W. R. GRACE & CO.
HOURLY EMPLOYEES
SAVINGS AND INVESTMENT PLAN
DECEMBER 31, 1999 AND 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits appearing on pages F-2 and F-3 of this report present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan Administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Baltimore, Maryland
June 28, 2000

W. R. GRACE & CO.
Hourly Employees Savings and Investment Plan
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                       DECEMBER 31,
                                              ----------------------------
                                                  1999           1998
                                              -----------      -----------
Assets
   Investments (see Note 3)                   $34,754,482      $31,361,735
   Contributions receivable                       484,330          394,129
                                              -----------      -----------

Net assets available for benefits             $35,238,812      $31,755,864
                                              -----------      -----------
















   The accompanying notes are an integral part of these financial statement.

W. R. GRACE & CO.
Hourly Employees Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                         FOR THE YEAR ENDED
                                                            DECEMBER 31,
                                                    --------------------------
                                                        1999          1998
                                                    -----------    -----------
Additions
   Additions to net assets attributable to
     Contributions
       Participant                                  $ 3,375,008    $ 3,602,868
       Employer                                       1,087,406      1,162,928
                                                    -----------    -----------
                                                      4,462,414      4,765,796
                                                    -----------    -----------

Investment income
   Interest and dividends                             1,678,104      1,167,239
   Net appreciation (depreciation) (see Note 3)          23,368       (928,124)
                                                    -----------    -----------
                                                      1,701,472        239,115
                                                    -----------    -----------
          Total additions                             6,163,886      5,004,911
                                                    -----------    -----------

Deductions
   Deductions from net assets attributable to
     Transfers from the plan                            280,194      5,487,315
     Participant withdrawals                          2,360,211      2,644,115
     Administrative expenses                             40,533         43,409
                                                    -----------    -----------
          Total deductions                            2,680,938      8,174,839
                                                    -----------    -----------

Net increase (decrease)                               3,482,948     (3,169,928)

Net assets available for benefits
   Beginning of year                                 31,755,864     34,925,792
                                                    -----------    -----------

   End of year                                      $35,238,812    $31,755,864
                                                    -----------    -----------


    The accompanying notes are an integral part of these financial statement.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1    DESCRIPTION OF THE PLAN

     The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

     GENERAL

     The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ELIGIBILITY AND VESTING

     Within those units of W. R. Grace & Co., a Delaware corporation ("Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

     A participant's interest in the Plan is always fully vested.

     PACKAGING TRANSACTION

     On March 31, 1998, a predecessor of Grace ("Old Grace") completed a transaction ("Packaging Transaction") in which its flexible packaging business ("Cryovac Business") was combined with Sealed Air Corporation ("Sealed Air"). As a result of the Packaging Transaction, for each share of common stock held, each shareholder of Old Grace common stock received: (a) one share of common stock of the "New W. R. Grace & Co." ("New Grace"), (b) .536 shares of common stock of Sealed Air and (c) .475 shares of convertible preferred stock of Sealed Air. As a result of the Packaging Transaction, approximately $5.0 million was transferred to the successor trustee. The common stock of Old Grace was canceled as a result of the Packaging Transaction.

     The Grace Stock Fund and the Grace Employee Stock Ownership Plan ("ESOP") were previously invested in common stock of Old Grace; as noted above, such common stock was canceled in the Packaging Transaction and was therefore eliminated from the Plan as a result of the Packaging Transaction.

     The New Grace common stock, Sealed Air common stock and Sealed Air preferred stock, received with respect to the shares of common stock of Old Grace held in the ESOP, were credited to the ESOP. All Sealed Air common stock and preferred stock credited to the ESOP was sold within 90 days following the Packaging Transaction, and the proceeds were invested in New Grace common stock that was credited to the ESOP.

     The New Grace common stock, received with respect to the shares of common stock of Old Grace held in the Grace Stock Fund, was credited to the Grace Stock Fund. The Sealed Air common stock, received with respect to such shares of common stock, was credited to a Sealed Air Common Stock

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Fund. The Sealed Air preferred stock, received with respect to such shares of common stock, was credited to a Sealed Air Preferred Stock Fund.

     Additionally, as part of the Packaging Transaction, all balances will be required to be transferred out of the Sealed Air Common Stock Fund and the Sealed Air Preferred Stock Fund and into other Plan investment options by December 31, 2000. Any remaining balances not transferred by December 31, 2000 will be liquidated and transferred to the Fixed Income Fund.

     CONTRIBUTIONS

     Each year, participants may elect to contribute to the Plan 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, special bonus awards, shift differential and overtime pay).

     Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $10,000 for 1999 and 1998. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $160,000 for 1999 and 1998.

     A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual dollar limitations noted above.

     Company contributions are generally credited to the ESOP, which is invested in New Grace common stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

     Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP to any of the other Funds except the Sealed Air Preferred Stock Fund and the Sealed Air Common Stock Fund. During the year ended December 31, 1998, there also existed the ADS Fund. Eligible employees were not allowed to transfer to this fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

     The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

     On any business day, participants may allocate their future contributions among the participant-directed investment options (Funds) and transfer the amounts related to their prior contributions in any of the Funds to other Funds. All investment options are participant-directed except for the ESOP, the ADS Fund (for 1998 only), the Sealed Air Preferred Stock Fund, and the Sealed Air Common Stock Fund. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution, the applicable allocation of the Company's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Transfers between the W. R. Grace & Co. Hourly Savings and Investment Plan and the W. R. Grace & Co. Salaried Savings and Investment Plan occur from time to time when the participant classification changes from hourly to salaried and vice versa.

     PARTICIPANT LOANS

     Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

     Interest paid on loans is credited to the individual investment options from which the loan was taken.

     PAYMENT OF BENEFITS

     Upon disability, retirement, or other termination of service, an individual may elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeds $5,000. For amounts less than $5,000, a single lump sum payment is made.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United States ("GAAP").

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in guaranteed investment contracts (see Note 5) are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Purchases and sales of publicly traded securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     The assets of the Plan are commingled in the W. R. Grace & Co. Savings Plan Master Trust ("Master Trust") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Master Trust is administered by The Fidelity Management Trust Company ("Trustee"). The participating plans have a specific interest in the Master Trust's net assets.

     Income of each fund is reinvested in that fund, except that dividends paid on shares of Grace Common Stock held in the ESOP are paid to participants in cash within 90 days after the end of the calendar year in which the dividends are received. The ESOP dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the other funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

     The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     PAYMENT OF BENEFITS

     The Plan recognizes benefits when paid.

     Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating business unit.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

     RECLASSIFICATIONS

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets included in the Master Trust.


                                                                                        DECEMBER 31,
                                                                                -------------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Fixed Income Fund, 10,296,438 and 8,938,112
               shares, respectively                                         $ 10,296,438           $ 8,938,112

         Grace Common Stock Fund - W. R. Grace & Co. common
               stock, 518,860 and 422,620 shares, respectively                 3,720,224             3,452,804

         Employee Stock Ownership Plan - W. R. Grace &
               Co. common stock, 1,012,833 and 980,850
               shares, respectively                                            6,796,448*            7,434,841*

         Fidelity Management Trust Company
            Fidelity Contrafund, 50,031 and 38,315 shares,
                 respectively                                                  3,002,869             2,175,937
            Fidelity Blue Chip Fund, 70,821 and 64,787 shares,
                 respectively                                                  4,257,061             3,264,602


         *  Nonparticipant-directed

     During 1999 and 1998, the Plan's investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $23,368 and ($928,124) as follows:

                                                                                    FOR THE YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Mutual Funds                                                     $    1,225,185        $    1,693,607
         Common Stocks                                                        (1,197,042)           (2,404,761)
         Preferred Stock                                                          (4,775)             (216,970)
                                                                          --------------        ---------------

                                                                          $       23,368        $     (928,124)
                                                                          --------------        ---------------


W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                    DECEMBER 31,
                                                                            ---------------------------
                                                                            1999                   1998
                                                                            ----                   ----
     Net assets
        Common Stocks                                                   $  7,551,550          $  8,594,935
        Preferred Stock                                                      568,255               725,579
                                                                        ------------          ------------

                                                                        $  8,119,805          $  9,320,514
                                                                        ------------          ------------

                                                                                FOR THE YEAR ENDED
                                                                                    DECEMBER 31,
                                                                            ---------------------------
                                                                            1999                   1998
                                                                            ----                   ----
     Changes in net assets
        Contributions                                                  $   1,087,271            $1,162,928
        Interest and dividends                                                28,628                11,484
        Net appreciation (depreciation)                                     (896,218)           (2,215,796)
        Benefits paid to participants                                       (734,285)           (1,010,447)
        Transfers to participant-directed investments                       (662,085)             (393,275)
        Administrative Expenses                                              (24,019)              (25,379)
                                                                       -------------            ----------

                                                                       $  (1,200,709)          $(2,470,485)
                                                                       -------------            ----------


5.   GUARANTEED INVESTMENT CONTRACTS

     Investments in the participant-directed Fixed Income Fund consist primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which may or may not equal fair value, in accordance with GAAP. Contract value includes principal invested, plus earnings, less benefit payments and administrative expenses. Listed below is the Plan's specific interest in the investments in GICs held in the Master Trust:


                                                                 VALUE AT DECEMBER 31,
                                                                 ---------------------
                   ISSUER                        RATE             1999             1998            MATURITY DATE
                   ------                        ----             ----             ----            -------------
         Metropolitan Life Insurance Co.         6.94%         $1,133,483       $1,646,108            Mar-2003

         AEGON Institutional Markets             6.87%          1,427,676        1,107,863            Dec-2001
                                                 6.40%            741,397          577,843            Dec-2002
                                                 6.13%            541,760          423,315            Mar-2003

         Prudential Life Insurance Co.           9.13%            980,270        1,081,128            Jun-2000


W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                 VALUE AT DECEMBER 31,
                                                                 ---------------------
                   ISSUER                        RATE             1999             1998            MATURITY DATE
                   ------                        ----             ----             ----            -------------
         New York Life Insurance Co.             5.91%               -             644,373            Dec-1999
                                                 6.63%            755,216          587,356            Jun-2003
                                                 5.84%            223,167          276,215            Jun-2001

         John Hancock Mutual Life Ins. Co.       6.01%            405,234          316,996            Jun-2000
                                                 7.02%            934,988          724,496            Jun-2001

         Pacific Mutual Life Insurance Co.       6.87%            587,027          455,509            Jun-2002

                                                                                                 Dec-2001, Jun-2002,
                                                 6.09%            733,503          573,353            Dec-2003

         State Street Bank and Transaction Co.   6.89%            678,586             -               various

         Massachusetts Mutual                    6.98%            205,569             -               Dec-2003

         SEI Financial Management                6.47%            332,603             -                various

         Principal Life Insurance Co.            6.10%            446,272          348,833            Sep-2003
                                                            -------------    -------------

         Total Contracts                                       10,126,751        8,763,388

         Commercial Paper                                         169,687          174,724
                                                            -------------    -------------

         Total Fixed Income Fund                              $10,296,438       $8,938,112
                                                            -------------    -------------


6.   MASTER TRUST

     The Plan's investments are held in the Master Trust, which was established for the investment of assets of the W.R. Grace & Co. Salaried Employees Savings and Investment Plan and the Hourly Employees Savings and Investment Plan. Each participating retirement plan has a specific interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1999 and 1998, the Plan's interest in the net assets of the Master Trust was approximately 6% and 5%, respectively.

     Contributions and benefit payments are specifically allocated to the operation of the appropriate plan. However, other plan income and expenses are allocated to the respective plans' participants using methods outlined in the Master Trust agreement. The record keeper of the Master Trust allocates trust income and expenses between the participants of the participating plans on a monthly basis in relation to the market value of each participant's account at the beginning of the month for each Master Trust investment account. The financial statements reflect the Plan's share of the Master Trust assets and activities using this allocation method.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The following tables present the fair values of investments and investment income for the Master Trust Fund:

                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Investments at contract value
            Guaranteed Investment Contracts                              $   251,136,194       $   261,884,597
         Investments at cost
             Participant Loans                                                 5,245,536             5,359,248
         Investments at fair value
            W. R. Grace & Co. Common Stock                                    88,751,062           100,639,541
            Mutual Funds                                                     253,228,460           219,330,332
            ADS Common Stock                                                   -                     3,337,211
            Sealed Air Preferred Stock                                         6,595,475             8,671,762
            Sealed Air Common Stock                                            7,198,192             9,378,426
                                                                         ---------------       ---------------
                                                                         $   612,154,919       $   608,601,117
                                                                         ---------------       ---------------


                                                                                    FOR THE YEAR ENDED
                                                                                       DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Investment income
            Interest and dividends                                        $   38,897,957        $   33,494,376
            Net (depreciation) appreciation in fair value
            of investments
               W.R. Grace & Co. Common Stock                                  (9,717,430)          (20,216,628)
               Mutual Funds                                                   28,235,974            45,443,223
               ADS Common Stock                                                 (316,448)              364,130
               Sealed Air Preferred Stock                                         15,590            (2,097,940)
               Sealed Air Common Stock                                           416,653            (3,504,959)
                                                                          --------------        --------------

                                                                          $   57,532,296        $   53,482,202
                                                                          --------------        --------------

7.   RELATED PARTY

     Certain plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $40,533 and $43,409 for the years ended December 31, 1999 and 1998, respectively.

     W. R. Grace & Co., as plan sponsor, is also a related party. Investments include shares of W. R. Grace common stock. Purchases of $20,512,796 and $15,111,191 and sales of $6,072,339 and $1,580,173 of W. R. Grace common stock were made during 1999 and 1998, respectively.

W. R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.   FEDERAL INCOME TAXES

     On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan Fiduciaries believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Fiduciaries believe the Plan continues to be qualified, and the related Trust continues to be tax exempt.

9.   PLAN TERMINATION

     Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          W. R. GRACE & CO.
                                          HOURLY EMPLOYEES
                                          SAVINGS AND INVESTMENT PLAN

                                          By: /s/ Brenda Gottleib
                                              --------------------------
                                              Brenda Gottleib
                                              Chairman, Administrative
                                              Committee

   Date: June 28, 2000